EXHIBIT 23.4

Consent of Independent Auditors

The Board of Directors
Torneos y Competencias S.A.:

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Liberty Global, Inc., which is expected to be filed with the United States Securities and Exchange Commission on September 23, 2005, of our report dated March 11, 2005, with respect to the consolidated balance sheets of Torneos y Competencias S.A. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), of changes in stockholders’ equity, and of cash flows for each of the years in the three-year period ended December 31, 2004, and to the reference to our firm under the heading “Experts” in this Registration Statement.

Our report dated March 11, 2005 contains an explanatory paragraph that states that the Company is in default with respect to two blank loans, has certain loans that are past due, and has a net working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Finsterbusch Pickenhayn Sibille(*)

Buenos Aires, Argentina
September 23, 2005

(*)Finsterbusch Pickenhayn Sibille, a partnership established under Argentine law, is the Argentine member of KPMG International, a Swiss cooperative